Anavex Life Sciences Corp.

51 West 52nd Street, 7th Floor

New York, NY 10019-6163

August 30, 2016

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Tel: (202) 551-3715

Re:	Anavex Life Sciences Corp. Amendment No. 2 to Registration Statement on Form S-3 Filed August 26, 2016 File No. 333-207600

Dear Mr. Reynolds:

Anavex Life Sciences Corp. (the “Company”) confirms receipt of the letter dated August 30, 2016 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the August 26, 2016 filing of the Company’s Amendment No. 2 to the registration statement on Form S-3 (the “Registration Statement”). We are responding to the Staff’s comments as set forth below. The Company’s responses to the Staff’s comments are in identical numerical sequence. For the convenience of the Staff, the comment is repeated verbatim with the Company’s response immediately following:

The Lincoln Park Transaction, page 18

COMMENT 1:	We reissue prior comment 3. Please disclose the impact of the 2013 Lincoln Park resales on the market price of the company’s stock. Please provide the basis for your statement that the sales did not have any discernable effect on the company’s stock price. It appears that the stock price decreased after the effectiveness of the Form S-1 registering the resale of the Lincoln Park shares.
RESPONSE:

The Company announced the purchase agreement with Lincoln Park Capital Fund, LLC (“LPC”) on July 8, 2013. The market price of the Company’s common stock closed at $0.58 on such date. The registration statement on Form S-1 went effective on October 23, 2013 and the market price of the Company’s common stock was $0.55. The market price dipped to $0.50 on November 5, 2013. During the period from October 23, 2013 to November 5, 2013, LPC was issued 75,489 shares, which represented approximately 0.81% of the Company’s outstanding shares of common stock as at October 23, 2013.

U.S. Securities and Exchange Commission

August 30, 2016

Ninety percent of the shares sold to LPC occurred during the period from July 13, 2015 through October 8, 2015. During this period, the Company’s stock price increased from $2.12 ($0.53) to $7.99 ($1.98). We believe that the increase in the Company’s stock price in 2015 was due to numerous factors in addition to the LPC transaction. As a result, we believe the conclusion that the LPC transaction had no discernible effect on the Company’s stock price is a reasonable conclusion. However, we would propose adding language substantially similar to the following language to the S-3 registration statement:

During the 2-week period subsequent to the effective date of the registration statement on Form S-1 relating to the 2013 LPC transaction, there was a decrease in the market price of the Company’s common stock. During this period, the Company issued 75,489 shares of common stock to LPC, which represented 0.81% of the Company’s issued and outstanding shares as of the effective date.

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In addition, we acknowledge that we are responsible for the accuracy and adequacy of the disclosures made.  We formally acknowledge that:

• The adequacy and accuracy of the disclosure in filing is the responsibility of the Company.

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  We trust this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton E. Parker, Esq. of K&L Gates LLP at 305.539.3306.

               Sincerely,

               ANAVEX LIFE SCIENCES CORP.

               /s/ Christopher Missling, PhD.
               Name: Christopher Missling, PhD.

               Title: Chief Executive Officer

cc: Clayton E. Parker, Esq. of K&L Gates LLP